SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _)*

Sonic Solutions

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

835460106

(CUSIP Number)

David J. Richter, Esq.

DivX, Inc.

4780 Eastgate Mall

San Diego, CA 92121

Tel: (858) 882-0600

With copies to:

Steven M. Przesmicki, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

Tel: (858) 550-6088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835460106	13D	Page of Pages

1.	Name of Reporting Persons DivX, Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,575,522[1,2]
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,575,522[1,2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 8.4%[3]
14.	Type of Reporting Person (see instructions) CO

(1)	Does not include: (i) options to purchase an aggregate of 1,940,648 shares of common stock of Sonic Solutions that, according to Sonic Solutions, are exercisable within 60 days of June 3, 2010 and held by the persons who have entered into Voting Agreements (as defined below) with the reporting person as described herein. Pursuant to the terms of the Voting Agreements, in the event that any such options are exercised prior to the termination of the Voting Agreements, the underlying shares of such options would be subject to the Voting Agreements and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 below.

(2)	As described herein, the reporting person has sole voting power over these shares solely with respect to the specific matters identified in the Voting Agreements and each of the persons who has entered into the Voting Agreements (as defined below) with the reporting person retains sole voting power with respect to all other matters.

(3)	Calculated based on 30,636,131 outstanding shares on June 3, 2010 as set forth in the Form 10-K for the year ending March 31, 2010 as filed by Sonic Solutions with the Securities and Exchange Commission on June 7, 2010.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by DivX, Inc. that it is the beneficial owner of any of the shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, no par value per share, of Sonic Solutions (the “Sonic Common Stock”).

The principal business address of the Issuer is: 7250 Redwood Blvd., Suite 300, Novato, CA 94945.

ITEM 2.	IDENTITY AND BACKGROUND.

The person filing this statement is DivX, Inc. (“DivX”) a Delaware corporation. The principal business of DivX is to create products and provide services designed to improve the way consumers experience media. DivX’s first product offering was a video compression-decompression software library (codec). In addition to its codec, DivX provides consumer software, including the DivX Player application, from its website, DivX.com. DivX also licenses its technologies to consumer hardware device manufacturers and certifies their products to ensure the interoperable support of DivX-encoded content. In addition to technology licensing to consumer hardware device manufacturers, DivX currently generates revenue from software licensing, advertising, distributing third-party software and services related to content distribution. The principal address of DivX is 4780 Eastgate Mall, San Diego, CA 92121.

Schedule I to this Schedule 13D sets forth the names of (a) each executive officer and director of DivX; (b) each person controlling DivX; and (c) each executive officer and director of any corporation or other person ultimately in control of DivX.

(d) During the past five years, to the knowledge of DivX, no person listed on Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, to the knowledge of DivX, no person listed on Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 1, 2010, DivX entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sonic Solutions, a California corporation (“Sonic”), Siracusa Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Sonic (“Merger Sub I”) and Siracusa Merger LLC, a Delaware limited liability company and a wholly-owned subsidiary of Sonic (“Merger Sub II”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub I will merge with and into DivX (the “First Merger”), with DivX continuing as the surviving entity following the First Merger, and immediately following the First Merger DivX will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Transaction”), with Merger Sub II continuing as the surviving entity following the Transaction.

Under the terms of the Merger Agreement, at the effective time of the First Merger (the “Effective Time”) each issued and outstanding share of DivX common stock, par value $0.001 per share, will be converted into the right to receive (i) 0.514 (the “Exchange Ratio”) of a share of Sonic Common Stock (the “Share Issuance”) and (ii) $3.75 in cash (the “Merger Cash Consideration”).

As an inducement for DivX to enter into the Merger Agreement, each of R. Warren Langley, Peter Marguglio, Robert Greber, Mary C. Sauer, Robert J. Doris, David C. Habiger, Paul F. Norris, A. Clay Leighton, Mark Ely and Matthew DiMaria (collectively, the “Stockholders”) entered into a voting agreement with and in favor of DivX (the “Voting Agreements”) as described in Item 4 and Item 5 of this Schedule 13D. No consideration was paid in exchange for the Stockholders’ entering into the Voting Agreements. As of the effective date of the Voting Agreements, an aggregate of 2,575,522 outstanding shares of Sonic Common Stock are subject to the Voting Agreements. Pursuant to the Voting Agreements, if the Stockholders acquire beneficial or record ownership of any additional shares of Sonic, such shares will also be subject to the Voting Agreements. The Stockholders have options to purchase an aggregate of 1,940,648 shares of Sonic Common Stock that, according to Sonic, are exercisable within 60 days of June 3, 2010 which would be subject to the Voting Agreements upon exercise.

The foregoing discussion does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibit 2.1 and Exhibit 2.2 (form of Voting Agreement), respectively, to this Schedule 13D and are incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

(a)–(b) The Merger Agreement provides for the acquisition by Sonic of all of the outstanding shares of DivX common stock. The consideration for such acquisition includes the Share Issuance, pursuant to which the current stockholders of DivX will receive shares of Sonic Common Stock.

Pursuant to the terms of the Voting Agreements, each of the Stockholders has granted an irrevocable proxy (an “Irrevocable Proxy”) in favor of DivX and certain representatives of DivX and irrevocably appointed such representatives as his or her attorney and proxy to vote all of the shares of Sonic Common Stock beneficially owned by him or her or that will be owned by him or her before the termination of the Voting Agreements (the “Subject Shares”) in favor of (i) approval and adoption of the Transaction and the Merger Agreement (including the Share Issuance) and (ii) any other transactions contemplated by the Merger Agreement or other matters that could reasonably be expected to facilitate the Transaction, and against the adoption of any Adverse Proposal (as defined in the Voting Agreements). The Stockholders beneficially own outstanding shares representing approximately 8.4% of the shares of Sonic Common Stock outstanding calculated based on 30,636,131 outstanding shares on June 3, 2010 as set forth in the Form 10-K for the year ending March 31, 2010 and filed by Sonic with the Securities and Exchange Commission on June 7, 2010.

The purpose of entering into the Voting Agreements is to facilitate the adoption of the Merger Agreement by Sonic’s stockholders. Each Stockholder’s obligations under the Voting Agreements will terminate upon the earlier to occur: (i) the Effective Time, (ii) the date on which the Merger Agreement is terminated by DivX pursuant to Section 7.1 thereof and (iii) such date and time as any amendment or change to the Merger Agreement is effected without such Stockholder’s consent that increases the Exchange Ratio or the Merger Cash Consideration (each as defined in the Merger Agreement) above the values set forth in the Merger Agreement.

(c) Not applicable.

(d) Pursuant to the terms of the Merger Agreement, on or prior to the Effective Time, Sonic will offer to two of the current directors of DivX to elect each of them to serve on Sonic’s board of directors, such service to be effective as of immediately following the Effective Time and Sonic agreed that it will take all action necessary to cause such individuals to join the board of directors of Sonic in accordance with such offers. Sonic further agreed to cause the number of directors that will comprise the full board of directors of Sonic, effective as of immediately following the Effective Time, to be fixed at a number not to exceed eight.

(e) The Merger Agreement prohibits Sonic from (i) declaring, setting aside or paying any dividends on or making any other distributions in respect of any of its capital stock, (ii) splitting, combining or reclassifying any of its capital stock or issuing or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, (iii) issuing securities, disposing of securities or changing its capitalization or (iv) purchasing, redeeming or otherwise acquiring, directly or indirectly, any share of its capital stock or the capital stock of its subsidiaries, without the prior written consent of DivX, except under limited circumstances set forth therein.

(f) Not applicable.

(g) Pursuant to the Merger Agreement, Sonic’s board of directors has approved and has agreed to bring to a vote of its shareholders amendments to its articles of incorporation and bylaws to (1) increase the authorized number of shares of Sonic Common Stock from 100,000,000 to 200,000,000, (2) change the name of Sonic to Roxio, Inc. and (3) eliminate the ability of Sonic’s shareholders to cumulate votes with respect to the election of members of the board of directors of Sonic (the “Charter Amendments”).

The Merger Agreement contains provisions that limit the ability of Sonic to take any action to cause or permit any amendments to its articles of incorporation or bylaws other than the Charter Amendments during the pendency of the Merger Agreement.

The Merger Agreement contains provisions that limit the ability of Sonic to engage in a transaction that would result in a change of control or acquisition of Sonic during the pendency of the Merger Agreement.

(h)–(i) Not applicable.

(j) Other than as described above, DivX currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)- (i) of this Schedule 13D (although DivX reserves the right to develop such plans).

Except as set forth in this Schedule 13D, neither DivX, nor to the knowledge of DivX, any of the persons and entities listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D and are incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)–(b) As described in Item 4 (a)–(b) of this Schedule 13D, as a result of the Voting Agreement, DivX has the sole power to vote the Subject Shares with respect to certain matters related to the Merger as set forth in the Voting Agreements (see Item 4 of this Schedule 13D for details). As of the effective date of the Voting Agreements, the Subject Shares consist of 2,575,522 outstanding shares of Sonic Common Stock, which, represent 8.4% of the outstanding shares of Sonic Common Stock calculated based on 30,636,131 outstanding shares on June 3, 2010 as set forth in the Form 10-K for the year ending March 31, 2010 and filed by Sonic with the Securities and Exchange Commission on June 7, 2010. The Subject Shares do not include options to purchase an aggregate of 1,940,648 shares of Sonic Common Stock that, according to Sonic, are held by the Stockholders and are exercisable within 60 days of June 3, 2010. The Stockholders retained the sole power to vote the Subject Shares on all matters other than those identified in the Voting Agreements. Pursuant to the Voting Agreements, and subject to limited exceptions set forth in the Voting Agreements, the Stockholders may not transfer, sell, pledge, encumber, grant an option with respect to, transfer or dispose any Subject Shares or any interest in any Subject Shares to any person prior to the termination of the Voting Agreements.

To DivX’s knowledge, no shares of Sonic Common Stock are beneficially owned by any of the persons listed in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements and the related Irrevocable Proxies.

During the past five years, to the knowledge of DivX, no person listed on Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding, if applicable, traffic violations or similar misdemeanors).

During the past five years, to the knowledge of DivX, no person listed on Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws of finding any violation with respect to such laws.

(c) Neither DivX, nor to the knowledge of DivX, any person listed on Schedule I to this Schedule 13D, has effected any transaction in shares of Sonic Common Stock during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, and the Voting Agreements, copies of which are filed as Exhibits 2.1 and 2.2 respectively, to this Schedule 13D and are incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of DivX, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons name in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Sonic other than the following:

(a) The Merger Agreement. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

(b) The Voting Agreements. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, and the Voting Agreements, copies of which are filed as Exhibits 2.1 and 2.2 respectively, to this Schedule 13D and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 1, 2010, by and among Sonic Solutions, a California corporation, Siracusa Merger Corporation, a Delaware corporation, Siracusa Merger LLC, a Delaware limited liability company, and DivX, Inc., a Delaware corporation.

2.2

Form of Voting Agreement, dated June 1, 2010, by and between DivX, Inc. and each of the following: R. Warren Langley, Peter Marguglio, Robert Greber, Mary C. Sauer, Robert J. Doris, David C. Habiger, Paul F. Norris, A. Clay Leighton, Mark Ely and Matthew DiMaria, including Irrevocable Proxy, as of even date, executed by the foregoing people.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2010	DIVX, INC.

/S/ KEVIN HELL
	Name:	Kevin C. Hell
	Title:	Chief Executive Officer

SCHEDULE I

EXECUTIVE OFFICERS OF DIVX, INC. AS OF JUNE 11, 2010

Name	Business Address	Principal Occupation or Employment	Citizenship
Kevin C. Hell	4780 Eastgate Mall San Diego, CA 92121	Chief Executive Officer and member of the board of directors, DivX	USA

Dan L. Halvorson	4780 Eastgate Mall San Diego, CA 92121	Chief Financial Officer and Executive Vice President Operations, DivX	USA

David J. Richter	4780 Eastgate Mall San Diego, CA 92121	Executive Vice President, Business & Legal Affairs and General Counsel, DivX	USA

Matthew Milne	4780 Eastgate Mall San Diego, CA 92121	Executive Vice President, Sales and Marketing, DivX	USA

NON-EXECUTIVE DIRECTORS OF DIVX, INC. AS OF JUNE 11, 2010

Name	Business Address	Principal Occupation or Employment[4]	Citizenship
James C. Brailean, Ph.D.	4820 Eastgate Mall San Diego, CA 92121-1977	CEO, NextWave Wireless, Inc. and PacketVideo Corporation, each a Multimedia communications company	USA

Frank Creer	241 S. Figueroa Street #340 Los Angeles, CA 90012	Managing Director, Zone Ventures, an early stage venture capital fund	USA

Fred Gerson	100 Park Boulevard San Diego, CA 92101-7405	Senior Vice President & Chief Financial Officer, San Diego Padres, a major league baseball team	USA

Christopher McGurk	9242 Beverly Blvd, Suite 200 Beverly Hills, CA 90210	CEO, Overture Films, a motion picture studio	USA

Jerome Vashisht-Rota	10225 Barnes Canyon Road Suite A204 San Diego, CA 92121	Vice President, Product Marketing, Anametrix, Inc., a business analytics company	France

[4]	None of the entities listed under the Column “Principal Occupation or Employment” constitutes a listed person and DivX does not provide any information with respect to these entities.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 1, 2010, by and among Sonic Solutions, a California corporation, Siracusa Merger Corporation, a Delaware corporation, Siracusa Merger LLC, a Delaware limited liability company and DivX, Inc., a Delaware corporation.

2.2	Form of Voting Agreement, dated June 1, 2010, by and between DivX, Inc. and each of the following: R. Warren Langley, Peter Marguglio, Robert Greber, Mary C. Sauer, Robert J. Doris, David C. Habiger, Paul F. Norris, A. Clay Leighton, Mark Ely and Matthew DiMaria, including Irrevocable Proxy, as of even date, executed by the foregoing people.